CERTIFICATE OF CHANGE IN NUMBER OF AUTHORIZED SHARES
                     PURSUANT TO NRS 78.209
                               OF
                        Playandwin, Inc.
                       (the "Corporation")

I, Stewart Garner, certify that:

     1. The number of authorized shares of the Corporation before the change is 50,000,000 shares of common stock with a par value of $0.001 per share.

     2. The number of authorized shares of the Corporation after the change is 200,000,000 shares of common stock with a par value of $0.001 per share.

     3. The number issued and outstanding prior to the forward split was 7,802,857 shares of its common stock. The number of shares of common stock to be issued as a result of the forward split is 7,802,857 shares, resulting in 31,211,428 shares issued and outstanding after the split.

     4. There are no issuances of fractional shares as a result of the split.

     5. Pursuant to NRS 78.207, this certificate does not require the approval of the stockholders to increase the number of authorized shares of common stock and correspondingly increase the number of issued and outstanding shares of common stock through a 4:1 forward stock split adopted by the Board of Directors on September 18, 2000.

     6. This change shall be effective on the date of filing this certificate. The provisions in Article Four of the Articles of Incorporation regarding the authorized number and par value of the common stock shall be deemed amended on the date of this filing.

/s/ Stewart Garner
Stewart Garner, President/Secretary/Treasurer/Director

Province of Ontario)
                   )ss.
Country of Canada)

On September 20, 2000, personally appeared before me, a Notary public, Stewart Garner, who acknowledged that he is the President, Secretary, Treasurer and Director of Playandwin, Inc. and that he executed the above instrument in that capacity.



/s/
A Notary Public in and for said County and State.